Gold Star Tutoring Services, Inc.

4111 NW 28th Way

Boca Raton, Florida 33434

561.715-8800

October 5, 2009

Larry Spirgel, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Scott Hodgdon, Esq.

Re: Gold Star Tutoring Services, Inc.

       Form 10-K for the year ended December 31, 2008

       File No. 000-53158

Amendment #1

Gentlemen:

In response to your Comment Letter of October 2, 2009 contemporaneously herewith we have filed, via the SEC’s EDGAR System, our revised Form 10-K/A-2 for the year ended December 31, 2008.

Your comments and our responses follow:

SEC Comment 1.

Re: Item 9A. Controls and Procedures

We note your response to prior comment 3 from our letter dated September 30, 2009 and your revised disclosure controls and procedures disclosure. Please revise to reflect that the evaluation of the effectiveness of your disclosure controls and procedures must be as of the end of the fiscal period cover by the report. Please remove the references to “fiscal quarter” and “this Quarterly Report on Form 10-Q” and revise your disclosure to reflect the evaluation of the effectiveness of your disclosure controls and procedures as of December 31, 2008. See Item 307 of Regulation S-K.

and

SEC Comment 2.

We note that you have changed your disclosure with respect to changes in your internal control over financial reporting so that it references a Quarterly Report on Form 10-Q. Please change the disclosure so that it references your amended Form 10-K.

Our Response to Comments 1 and 2.  As suggested we have revised Item 9(A) to properly reflect that our report on Form 10-K/A-2 is our Annual Report for our fiscal year ending December 31, 2008.

“We conducted an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”)). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the fiscal period ending on December 31,

2008 as covered by this Annual Report on Form 10-K/A-2, were effective at a reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There was no change in our internal control over financial reporting during the aforesaid fiscal period covered by this Annual Report on Form 10-K/A-2 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management does not expect that our disclosure controls and procedures will prevent or detect all errors or fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, but not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.”

SEC Comment 3.

Re: Item 15.  Exhibits, Financial Statement Schedules.

We note your response to prior comment 5 from our letter dated September 30, 2009. We note that both of your signatures on page 14 and your four certifications are dated in March 2009. Your amended filing must include updated signatures and certifications with dates reflecting when the revised filing and certifications were signed by our executive officers and directors. Please include revised signatures and certifications with your amended filing.

Our Response: In our haste to respond to your initial comments we inadvertently failed to update the signatures and certifications. The Signature page and the four Officers’ Certifications [Exhibits] have been appropriately revised and currently dated to reflect this amended filing.

We trust that the foregoing, combined with our Form 10-K/A-2 as filed, provides you with sufficient information and detail to evaluate our responses to your Comment Letter.

Respectfully submitted for

Gold Star Tutoring Services, Inc.

by:    /s/ Mindy Kline

        Mindy Kline, President

2